Exhibit 99.1

CENTRAL GOLDTRUST CORRECTS SPROTT’S MISLEADING AND INACCURATE STATEMENTS

CONTINUES TO RECOMMEND THAT UNITHOLDERS REJECT THE SPROTT OFFER

June 30, 2015

Central GoldTrust (“GoldTrust”) (symbol: TSX – GTU.UN (C$) and GTU.U (US$); NYSE MKT – GTU (US$)) today acknowledges that Sprott Asset Management LP (“Sprott”), together with Sprott Physical Gold Trust (“Sprott PHYS”) have announced their intention to extend their unsolicited Offer until August 7, 2015 and responds to misleading and inaccurate statements by Sprott.

In a press release dated June 29, 2015, Sprott and Sprott PHYS announced their intention to extend their unsolicited takeover offer from July 10, 2015 until August 7, 2015 in light of ongoing legal proceedings commenced by GoldTrust. The GoldTrust lawsuit seeks, among other relief, to enjoin the Sprott Offer due to its numerous legal deficiencies which are detrimental to GoldTrust Unitholders.

Unfortunately, in its press release announcing the intended extension to the Sprott Offer, Sprott also took the opportunity to make a number of misleading, disparaging and inaccurate statements in yet another attempt to deflect Unitholders’ attention away from the deficiencies in their offer, their poor track record as investment managers and the self-serving nature of their offer.

While we do not wish to engage in unproductive and unprofessional debate, your Trustees would like to point out some of the obvious and significant flaws in their statements, which appear to purposely omit facts which are important for GoldTrust Unitholders:

▪	Sprott criticizes the actions and motivations of GoldTrust’s Independent Trustees – each of whom was overwhelmingly re-elected by Unitholders just last month. Sprott attempts to portray itself as the champion of shareholder rights, but fails to mention that Sprott PHYS does not have any elected trustees, does not hold annual meetings, and its unitholders have virtually no voting rights. Sprott also criticizes the Trustees’ recommendation that Unitholders reject the Unitholder proposal made by Polar Securities Inc. (“Polar”) on behalf of its North Pole Capital Master Fund, but fails to mention that Polar’s proposal, the basis of which was the adoption of a physical redemption feature virtually identical to that of Sprott PHYS, was overwhelmingly rejected by GoldTrust Unitholders at GoldTrust’s annual and special meeting held just last month.

▪	Sprott also mischaracterizes the efforts the Independent Trustees have made on behalf of Unitholders to have the court uphold fundamental rights and protections granted to Unitholders under the Trust’s constating documents and applicable securities laws as “defensive tactics”. Sprott’s Offer seeks to diminish these rights and circumvent these established protections such as compulsory acquisition thresholds and withdrawal rights through, among other things, the irrevocable power of attorney underlying its unsolicited offer.

▪	Sprott criticizes US$70 million in “fee” revenue that Central Gold Managers Inc. and other entities have earned administering the GoldTrust, Silver Bullion Trust and Central Fund of Canada bullion entities since 2003, the net assets of which are collectively 70% larger than Sprott PHYS and Sprott Physical Silver Trust combined. Sprott fails to mention that using their current fee structures, Sprott would have collected approximately US$130 million or an additional 86% in fees had they been managing the same funds over the same period.[1]

▪	Sprott proclaims its skill at marketing Sprott PHYS units to the investment community. It neglects to point out that despite its supposed marketing efforts, Sprott PHYS has experienced approximately $440 million in redemptions over the last 2 years.[2] We further believe that Sprott’s only reasons for making the offer are to disparage, weaken, and eliminate its principal competitor, and to exponentially increase their management fees.

[1] Estimated by applying Sprott PHYS’s current stated annual management fee of 0.35% of net asset value (“NAV”) to GoldTrust and Central Fund of Canada, and Sprott Physical Silver Trust’s current stated annual management fee of 0.45% of NAV to Silver Bullion Trust, from January 1, 2003 to March 31, 2015. NAV for the purposes of calculating expenses is determined as the average end of month NAV over the same period.

[2] As reported in Sprott PHYS’ financial statements.

▪	Sprott touts its regulated, public-company status and large team of 150 professionals, which it claims are superior to GoldTrust’s Trustees, officers and administrator. It is, however, difficult to reconcile this statement with Sprott’s poor track record as an investment manager that is summarized in GoldTrust’s Trustees Circular, dated June 9, 2015. Sprott has “professionally managed” the loss of over $1.5 billion of investor capital while at the same time collecting hundreds of millions in management fees from these same investors. Shares in Sprott Inc., the publicly-traded parent of Sprott Asset Management LP, have lost over 70% of their value since their IPO in 2008 – hardly evidence of a “best-in-class platform” or “global brand”.

Bruce Heagle, Chairman of the Special Committee of Independent Trustees stated: “Your Trustees have always and will continue to act in the best interests of ALL GoldTrust Unitholders. We believe that GoldTrust Unitholders will recognize Sprott’s Offer for what it is – a fee grab by Sprott without offering GoldTrust Unitholders any meaningful compensation. We are confident that with GoldTrust’s recently approved enhanced cash redemption feature, a fee structure that is 40% lower than Sprott PHYS’, superior bullion security, vastly superior governance and Unitholder rights, more favourable tax structure and superior leverage to rising bullion prices, GoldTrust Unitholders are clearly much better off retaining their GoldTrust Units than accepting the Sprott Offer.”

Additional details regarding the Sprott Offer and the reasons behind your Trustees’ recommendation to REJECT the Sprott Offer can be located in the Trustees letter to GoldTrust Unitholders dated June 29, 2015 and mailed to Unitholders as well as in the Trustees’ Circular dated June 9, 2015. We urge GoldTrust Unitholders to review our June 29, 2015 Letter to GoldTrust Unitholders and to review all other pertinent documents related to the Sprott Offer which are available on our website at www.gold-trust.com or www.goldtrust.ca.

The Board continues to recommend that Unitholders REJECT the Sprott Offer, TAKE NO ACTION and DO NOT TENDER their Units to the Sprott Offer and WITHDRAW their Units if already tendered.

Unitholders who have already tendered their Units to the Sprott Offer can withdraw their Units by contacting their broker or D.F. King & Co., North America Toll-Free at 1-800-251-7519; or via email at inquiries@dfking.com

Bennett Jones LLP is acting as legal counsel to the Special Committee of the Independent Trustees of GoldTrust, Dentons Canada LLP is acting as legal counsel to GoldTrust and CIBC World Markets Inc. is acting as financial advisor to GoldTrust.

About Central GoldTrust

Central GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At June 29, 2015, the Units were 99.2% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.

For further information, please contact D.F. King & Co., North America Toll-Free at 1-800-251-7519; or via email at inquiries@dfking.com

Additional Information and Where to Find It

The recommendation of the Board of Trustees of GoldTrust with respect to the exchange offer made by Sprott Asset Management Gold Bid LP described herein is contained in the Trustees’ Circular, which has been filed with Canadian securities regulatory authorities and a solicitation/recommendation statement (which contains the Trustees’ Circular), which has been filed with the Securities and Exchange Commission (“SEC”). Unitholders are urged to read the Trustees’ Circular and the solicitation/recommendation statement and other relevant materials because they contain important information. The Trustees’ Circular and other filings made by GoldTrust with Canadian securities regulatory authorities may be obtained without charge at http://www.sedar.com and at the investor relations section of the GoldTrust website at http://www.gold-trust.com/news.htm. The solicitation/recommendation statement and other SEC filings made by Central GoldTrust may be obtained without charge at the SEC’s website at http://www.sec.gov and at the investor relations section of the GoldTrust website at http://www.gold-trust.com/news.htm.

Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking statements” under United Stated federal securities laws or “forward-looking information” under Canadian securities laws (collectively, “Forward-Looking Statements”), including those related to: the anticipated benefits of the enhanced cash redemption feature, including any anticipated tax impact on non-redeeming Unitholders following a redemption which utilizes the enhanced cash redemption feature; any anticipated impact of the enhanced cash redemption feature or GoldTrust’s structure on future trading prices of GoldTrust Units and any trading discount of GoldTrust Units to NAV; the receipt of regulatory approvals required in connection with the implementation of the enhanced cash redemption feature; any continuing benefits of GoldTrust’s current structure from a fee, tax, bullion security, Unitholder rights and governance perspective; and GoldTrust’s expense ratio and bullion security as compared to Sprott.

GoldTrust cautions investors about important factors that could cause actual results or outcomes to differ materially from those expressed, implied or projected in such Forward-Looking Statements. Such Forward-Looking Statements involve projections, estimates, assumptions, known and unknown risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such Forward-Looking Statements or otherwise be materially inaccurate. No assurance can be given that these projections, estimates, expectations or assumptions will prove to be correct and any Forward-Looking Statements included in this press release should not be unduly relied upon. These Forward-Looking Statements speak only as to GoldTrust’s beliefs, views, expectations and opinions as of the date of this press release. Except as required by applicable securities laws, GoldTrust does not intend and does not assume any obligations to update or revise these Forward-Looking Statements, whether as a result of new information, future events or otherwise. In addition, this press release may contain Forward-Looking Statements drawn from or attributed to third party sources. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in GoldTrust’s filings with the Canadian securities regulatory authorities and the SEC.